EXHIBIT 3
                         RIGGS NATIONAL CORPORATION

                     NONQUALIFIED STOCK OPTION AGREEMENT


Under the terms and conditions of the Riggs National Corporation (the "Corporation") 1993 and 1994 Stock Option Plans (the "Plans"), copies of which are attached hereto and incorporated herein by reference, and as approved by the Outside Directors Committee, the corporation hereby grants to Joe L. Allbritton (the "Optionee") of the corporation and its subsidiaries (collectively, "Riggs"), the option to purchase 224,000 shares of the Corporation's Common Stock, $2.50 par value (the "Shares") at a price of $12.00 per share, subject to adjustment as provided in the Plans. Of these 224,000 options, 100,000 shares are from the 1994 Plan and 124,000 are from the 1993 Plan. This option is intended to be a NONQUALIFIED STOCK OPTION.

The option shall vest and become exercisable on the date of the grant, April 10, 1996.

This option shall be for a term commencing on April 10, 1996 and ending one day prior to ten (10) years from such date. This option shall not be exercised, in whole or in part, after the Optionee's termination of employment (for any reason) from Riggs, unless it has become exercisable prior to his termination of employment. Subject to the terms of the Plan, shares subject to option which have become exercisable shall be exercisable in full or in part during the entire remaining term of this option. In the event this option has become exercisable while the Optionee is employed by Riggs and the Optionee terminates employment from Riggs, subject to the earlier expiration of the remaining term of this option, if the termination is for a reason other than the Optionee's death, the right to exercise this option shall expire ninety (90) days after the date of termination of employment, and if the termination is for reason of the Optionee's death, the right to exercise this option shall expire one year after the Optionee's death. This option shall be exercisable in the manner specified in the Plans.

The Optionee hereby accepts and agrees to be bound by all of the terms and conditions of the Plans as if the Plans had been set out verbatim in this Agreement.

By signing a copy of this Agreement, the Optionee acknowledges that he accepts these options, that he fully understands all of the rights under the Plans, as well as all of the terms and conditions which may limit his eligibility to exercise this option.



Accepted:


/s/ Joe L. Allbritton                    April 19, 1996
- --------------------------               ------------------------
Optionee                                 Date